CHIEF EXECUTIVE OFFICER’S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY OCTOBER 21, 2009

Thank you Peter,

Welcome fellow shareholders and guests.  This is my second AGM, the first being soon after I joined Orbital.  Following on from Peter’s comments, this has been an extraordinary year for Orbital.  The Global Financial Crisis impacted all of our business segments.  Even in this tough year, the Orbital team delivered several key projects and initiatives that fit with strategic plans for growth and improved profitability.

Prior to my arrival last year, Orbital was principally an engineering consulting services company, with Intellectual Property and Synerject Joint Venture business revenues.  Working with the Board, we recognised that Orbital’s current business structure was unlikely to generate sustainable sales necessary to meet the growth and profitability expectations of shareholders.  In fact, I have spoken to many of my fellow shareholders over the past year and most are unhappy with the market performance of their shares.  To accomplish our common goal, we need to grow new business streams and to diversify our product offerings.  Orbital must find new opportunities to grow our sales and profits while ensuring that the existing business streams remain healthy.  Over the past year, the Orbital Board and the executive team have developed a strategic plan that focuses our efforts on areas that fit with Orbital’s skills, experience and infrastructure and have the highest potential for success.

We have refined our vision to be the Worldwide Leader in Engine Management Systems for Specialized Markets.  Orbital has partially achieved this goal through the creation of Synerject.  Synerject is an EMS (Engine Management Systems) supplier to the non-auto markets around the world.  Synerject is considered as the largest independent EMS provider for these markets and is a part of the Orbital family.  Synerject’s most profitable businesses are based on Orbital’s FlexDI technology.  Orbital has the knowledge skills and capability to enter into new businesses like Orbital Autogas Systems; this is Orbital’s first entry into the supply of alternative fuel systems.  Orbital’s Consulting Services business (OCS) will continue to provide fee for services to external customers and will also provide engineering expertise to identify and launch new business streams.  OCS will also support existing and new “FlexDI” customers, like Mercury, Bajaj, and Changan.  Our plan is to maintain OCS at its current size and balance the supply of internal and external services dependent on market conditions.   Orbital’s Direct Injection is our FlexDI system, which generates both consultancy work and royalty revenue income for Orbital.

Prior to reviewing our operations, and our future directions, I would like to take the opportunity to take you through a “tour” of our Balcatta facilities.   I appreciate that over the years there has been little opportunity for shareholders to see our facilities, and I hope that this overview and short video will help show our facilities and capabilities.

Opportunities in alternative fuels are targeted as Orbital’s best opportunity for growth.  To burn alternative fuels like LPG (Liquid Petroleum Gas) and natural gas in an engine, you need specialized engine management systems.   Right after joining Orbital last year, we acquired our LPG business from Boral Alternative Fuel Systems.  We have renamed the business Orbital Autogas Systems.  A new product for this business was developed over the past year.  Our new LPG business generated a profit of $246K over the first year with turn-over of $6,264K.  In parallel, we invested $985K in R&D and development of the next generation “Liquid” system.

The first product for Orbital Autogas Systems is our product line brand named “Liquid”, or “LLi” (Liquid LPG Injection); the name fits the product because we inject liquid, not gas, into the intake ports of the engine.  The main market driver is lower fuel cost.  The other key market drivers are new Australian vehicle emissions regulations that will be implemented next calendar year.  The target markets for our new Liquid product are Australian car companies, commercial fleets and aftermarket sales.  Our LLi system offers up to 13% reduction in Greenhouse Gas, and an operating cost reduction of around 40% compared to today’s gasoline car, this is in addition to overcoming the previous drawbacks of the old “fumigator” type systems of poor power and problems starting cold.  No longer does LPG need to be considered the poor cousin to gasoline.

The biggest win this year for our alternative fuels initiative was securing the next generation Ford LPG system business which commences in 2010.  The new Ford systems have a significant increase in content compared to our current Ford contracts.

As a part of the Boral acquisition, Orbital secured a license to Vialle technology and products.  Vialle are leaders in the LPG European markets and hold several key LPG application patents.  Orbital will also secure system components from Motonic in Korea, from Continental, and from various suppliers in Australia, Asia and Europe.

The Synerject business delivered an equity accounted contribution of $1,846k and dividends to Orbital of $4,577k, compared to $2,357k and $985k respectively in the previous year.  Over the past year, Continental took an additional 8% interest in Synerject in exchange for US$4.0m, which was Orbital’s top-up option.  The result of this transaction results in an ownership split of 42% for Orbital and 58% for Continental.  As part of the transaction, Continental expanded the business and has further plans for expansion, especially in the growing Asian motorcycle market.  Orbital also received exclusive rights to specific LPG and CNG components in the Australian and New Zealand markets.  Over the past year, Synerject’s North American markets were hit hard by the Global Financial Crisis.  The new emission laws in Taiwan served to create a new market for Synerject which partially offset some of the top-line losses resulting from the Global Financial Crisis.  Taiwan has instituted emissions legislation that force manufactures to stop using carburetors and move to modern EMS (engine management systems) and fuel injection for their motorcycles and scooters.  Orbital and Synerject have been in the Taiwan market for over ten years.  This investment in market development is now paying off.  Synerject also introduced new products in the North American market including a new snowmobile application and continues to make progress with the high end European motorcycle market.

Orbital’s engineering Consulting business (OCS) had revenue in the previous year of $8,798k with a contribution of $1,767k. This compares to $11,681k and $2,406k from the previous year.  Orbital’s traditional engineering consulting markets have been depressed over the year as a result of the Global Financial Crisis.  To offset this, the OCS team focused efforts on opportunities in China and South America.  These markets have been less affected by the Global Financial Crisis.  In Brazil, Orbital secured a significant contract to apply “FlexDI” to heavy duty ethanol applications targeted for power generation applications.  The project also includes base engine R&D, design and development activities to produce a family of engines from 80 to 1,500 horsepower.  Today in Brazil more ethanol is sold for passenger car applications than gasoline.  The application of ethanol to engines in Brazil is expected to increase over time and to spread beyond passenger cars.  Orbital, with our development partners in Brazil, are positioning to take advantage of this swing in the market.  The use of ethanol on engines also reduces the level of harmful greenhouse gases released into the atmosphere.

In China, the team secured an order with Changan to design, develop and demonstrate “FlexDI” on a Changan automotive application.  This project is also supported by the Chinese government as a part of their new roll-out of fuel economy standards.  The goal for the project fits with the Chinese strategy and we project a significant improvement in fuel economy through the application of “FlexDI”.  This Changan project could lead to additional business within China.

To enable Orbital’s growth in both developing and servicing the alternative fuels markets, we have invested in two new test facilities.  The first is a single cylinder research engine development cell.  The other is our new heavy duty engine test facility.  The investment in the research engine test cell paid big benefits and facilitated the research and technical results to help win the Sygma project in Brazil.  The heavy duty engine test facility allows us to run very large heavy duty engines and was co-funded by the Australian Commonwealth government.  These two facilities will be employed for external contract engineering services projects and for internal research and development.

Orbital’s IP or intellectual property business was hard hit by the global financial crisis.  In the fall of last year, our IP income dropped to record low levels as our customers idled factories and ceased production.  We earn the bulk of our royalties from the US recreational market.  These markets in the US declined approximately 50% in volume over the past year.  There are signs of recovery; however we expect this recovery to be slow.  The “FlexDI” autorickshaw market in India continues to increase, however the volumes are not in line with original expectations.  We continue to support Bajaj and have positive feedback from the field, and from Bajaj, related to the product performance and especially with the significantly improved fuel economy.  The product has also received positive feedback from government municipalities in India due to the dramatic reduction in emissions derived from the application of “FlexDI” on the autorickshaw.  Bajaj continues to include more cities in their launch with the latest being Mangalore.

Looking forward, Orbital is working to create new revenue streams while maintaining our current base businesses.  Orbital’s core strength is in engine design and technology and in high tech engine management systems.  Over the past year, the Orbital team agreed on a common objective to become the Worldwide Leaders in Engine Management Systems for Specialised Markets.  This includes and is complimentary to our targeted leadership in alternative fuel engine management systems applications.  Orbital has built up a strong base of knowledge and experience.  Over the years, our shareholders have invested in “State of the Art” engine and vehicle test facilities in Perth.  Shareholders have further invested in our knowledge base.  The Synerject business was built on this base of knowledge.  Our new Orbital Autogas Systems business is also enabled by shareholder’s investment in Orbital’s knowledge and infrastructure.  Today, the Orbital team has a deep understanding of software, electronics and fuel systems.  Orbital’s EMS experience, combined with our facilities capabilities and production launch expertise, provides solutions for our customers to help them reduce engine and vehicle emissions, provide significantly improved fuel economy, enable use of low cost domestically available fuels and increased product functionality, all demands of today’s market.

Orbital offers technical solutions to improve fuel economy and reduce emissions.  We have 30 years experience in the markets we serve and have assisted many customers with new product development.  Orbital has participated in the launch of new products across multiple markets.  All these combine to enhance our role in working with and supporting customer’s ability to get leading edge products to market.

The growth process begins with protecting our core knowledge.  We have dedicated resources to investigate new ideas and technology solutions to meet the market’s future demands.  Our new LPG and ethanol products are early indicators that this strategy can be successful.

From our new ideas and solutions and from the market demands, we seek to apply our expertise to business ventures where we can really add value, with the aim to develop products that fulfill customer needs.  For the near to medium team, these products will be EMS based.  We plan to replicate the value add we brought to Synerject, and more recently to the Orbital Autogas Systems businesses.   We have very good partners in companies such as Continental, Motonic of Korea and Vialle of Europe to support us in our growth endeavors.

The market for EMS is very mature.  There are big players in the market, like our partner Continental, who provide high volume solutions to the passenger car and truck markets around the world.  Considering this, what is Orbital’s USP (unique selling proposition)?  We do not intend to compete with the larger players in this market like Bosch, Denso and Continental.  We are targeting alternative fuels applications and markets that are not the main stream gasoline and diesel automotive type applications.  These markets fit with Orbital’s flexibility and lower cost due to our lean structure.  Our strategy is to build on the shareholder investments in our technology base and infrastructure to expand from contract engineering into aligned EMS markets, focusing on alternative fuels.  Through this strategy, we target to replicate the successful Synerject model.  In parallel, Orbital will continue to focus on organic growth in traditional business streams.  How will we grow?  Orbital will grow organically and through targeted business acquisitions, mergers, and new joint ventures.

We share a common goal.  This is long term success for Orbital.  The potential to accelerate growth within specific markets is real and we are investigating many potential opportunities.  We should not expect that all potential opportunities will lead to new businesses, however with hard work and prudent investment, we will implement our plans over the next 5 or so years and achieve success.  I will discuss these opportunities in a little more detail shortly.

At this point, I would like to briefly recap on why alternative fuels.  Firstly, the worldwide concern over increasing Greenhouse Gas emissions from vehicles.  Use of alternative fuels can significantly reduce CO2 emissions from cars and trucks.  Secondly, Fuel availability.   Whilst there is much discussion on global crude oil reserves, is there enough crude oil to supply the worldwide market for the future?  If you research this, you will find the term “Peak Oil”.  Based on the projections from experts in the field, it is clear that at some point crude oil availability will not be able to match the growing global energy demand.  This will cause shortages and an increase in gasoline and diesel prices here in Australia, and around the world.  The cost of crude oil is on the increase again following the aftermath of the global financial crisis.  The increase is projected to be slow and will be paced by worldwide economic recovery.  Countries are also now actively seeking security through domestic supply of fuel.  Countries like the US would like to have fuel independence, rather than being subjected to the potential negative impacts induced by importing foreign oil.  Thirdly, fuel costs.  We all want affordable fuel, and alternative fuels such as LPG, CNG (compressed natural gas) and LNG (liquid natural gas), provide a lower cost alternative to petrol and diesel.  Last, but not least, in Australia we have abundant proven reserves of the alternative fuels LPG and CNG; not the case with Australian’s proven reserves of crude oils.

I would like now to take the opportunity to share with you some ideas related to our future potential.  We have the existing businesses of Orbital Autogas Systems, Synerject, Orbital Consulting Services and IP/FlexDI.  The Orbital team is currently investigating opportunities in a number of new business streams.  These include LPG retail retrofit, EMS in India, EMS in South America, CNG applications in Asia and LNG heavy duty in Australia.

Through Orbital Autogas Systems we supply the LLi LPG system to OEM’s and to retrofitters in the Australian market.  Orbital Autogas Systems could supply direct to fleets and large customers while also supplying to the existing retrofit market by using market segmentation.  Whilst the LPG retrofit market is depressed at present, the cost of crude oil is expected to rise.  The primary market for LPG conversions is driven by the cost advantage offered by LPG.  Ford is investing in a new LPG product which serves as a directional indication that there is future market potential in Australia.  The LLi system offers vehicle performance comparable to  gasoline applications; with “Liquid”, LPG is no longer “the tradies option” or the “low cost operator’s fuel” and will have much more widespread market appeal.  Australian OEMs are even exploring high performance applications for LPG to address the market pull for performance, while offering reduced fuel costs and vehicle out emissions levels that meet Australian standards.

One of Orbital’s key strengths is in EMS (Engine Management Systems).   India is now facing both more stringent motorcycle emissions (2010, then next level expected in 2014) and customer demand for increased product functionality in areas such as immobilizers, safety and others.  The Indian motorcycle market will continue to grow in volume.  Our business experience in India and our EMS capability match up well and may result in a new market opportunity for Orbital.

EMS in Brazil is another area of opportunity under investigation.  As we have previously discussed, we are undertaking work with Sygma Motors of Brazil, developing fuel systems suitable for conversion of engines to operate on ethanol.  Through our Sygma relationship we have a path to our first customer in Brazil, Vale Solutions in Energy.  Orbital has senior management working on site in Brazil to support this important endeavor.  There is a growth market for alternative fuels and EMS in South America beyond Vale, and using our skill base and experience, we are opening up future business opportunities in this region.

Asia is the fastest growth region in the world for natural gas applications with a staggering 4.5 million CNG cars largely introduced in the last few years.  Orbital will explore how we can service this industry in our neighboring countries.  We have the know-how; our partners also have technology, know-how and more importantly the base systems components that facilitate a rapid introduction into the market.  This has to be a good fit going forward for Orbital.

LNG in Australia for the heavy duty line haul transport industry is a potential market for Orbital.  This market is suppressed today due to the low cost of diesel fuel.  Once the crude oil price approaches US$100/barrel, we can expect heightened interest for LNG conversion and kits in Australia primarily in the transport industry where Orbital already has a good base of experience.  Use of LNG can not only provide significant operating cost savings, but also provide Greenhouse Gas reductions.  In the new Australian emissions trading environment, Orbital is planning to be ready so that we can have quality product available to meet the projected demand.

This has been a brief look at some of the future business opportunities we are investigating.  We have the opportunity to grow our company at an increasing rate, utilising our skill base, knowledge, facilities, and the support of our investors.  The target is to create positive returns on the investments made by you, our shareholders.

That completes all I would like to cover, however before I hand back over to your Chairman, I would like to thank Orbital’s Board, and it’s employees, for the dedicated support of both the company, and it’s strategic growth objective

Thank you

Note: Check against delivery.